August 1, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (864) 239-5824

Mr. David R. Robertson
President and Chief Executive Officer
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Tax Credit Partners, LP
      Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 000-18541

Dear Mr. Robertson:

      We have reviewed your July 14, 2005 response letter and have the following additional comments.

1. We note that your reconsideration of paragraph 5(c) resulted in the identification of two additional local limited partnerships as variable interest entities. We also note your disclosure in Note 3 that "NTC, or another affiliate of the General Partner, is the Local
Operating General Partner in 10 of the Partnership`s 19 Local Partnerships." Since Exhibit A to your July 14, 2005 response letter only identifies five VIE`s where the local general partner is an affiliate of AIMCO, please tell us how you considered paragraph 5(c)
with respect to the remaining five local limited partnerships referenced in Note 3.

2. We note your conclusion that the general partner is more closely associated with the local limited partnership and therefore is the primary beneficiary. Please explain to us in sufficient detail how you considered and concluded on each of the indicators in paragraph
17 and your rationale for doing so. In your response, tell us how you weighted each of these factors in arriving at your conclusion.


*  *  *  *



	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. David R. Robertson
National Partnership Investments Corp.
August 1, 2005
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